EXHIBIT 99.1

Westport Fuel Systems Releases 2020 Environmental, Social and Governance Report

VANCOUVER, British Columbia, Sept. 20, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) is pleased to release their 2020 Environmental, Social and Governance (“ESG”) Report outlining the Company’s progress and sharing its forward plans to evolve and mature an embedded ESG strategy. This ESG report provides a third year of ESG performance data across our global operations and will be a valuable tool for investors and stakeholders to review Westport Fuel Systems’ key material ESG topics, opportunities and performance.

“We’re very pleased with the progress made to elevate our environmental, social and governance (ESG) performance.” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Addressing material ESG issues is fundamental to our business strategy, and we recognize that having robust systems and processes in place to mitigate ESG risks and capitalize on opportunities is critical for our long-term success.”

The Report showcases the Company’s ESG performance in each of its six priority focus areas including carbon footprint, occupational health and safety, diversity, equity and inclusion, human rights, governance and responsible sourcing and details the Company’s performance during the 2020 year including:

  Critical health and safety action taken to protect our employees, partners and visitors from COVID-19,
  Reduced overall GHG emissions (tonnes-CO2e) by 34.4% and reduced GHG intensity by 20.6% year over year,
  Solar panels installed at our Eindhoven facility in 2019 resulted in replacing 84% of purchased electricity with solar power,
  20% reduction in recordable injury rate and in number of injuries as compared to 2019,
  Established executive level ESG steering committee to support the embedding of ESG into business and management processes,
  Established first Board approved ESG strategy,
  The first ESG report written to SASB disclosures, specifically to the Auto Parts industry classification,
  Improved materiality assessment process to include direct internal and external input,
  Enhanced disclosures within the Global Reporting Initiative (“GRI”) reporting framework, and
  Provides our first opportunity to share a three-year trend in global ESG performance.

The ESG Report is available for download from our sustainability microsite at www.wfsinc.com/sustainability and we welcome your feedback or inquiries to sustainability@wfsinc.com.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com